UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated August 2, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Releases dated July 20, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	August 2, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Energy Partners L.P. settles with the U.S. Department of Justice and U.S. Environmental Protection Agency on Marshall and Romeoville incidents

CALGARY, ALBERTA AND HOUSTON – July 20, 2016 – Enbridge Energy Partners, L.P. (NYSE:EEP) (“EEP” or “the Partnership”) and Enbridge Inc. (TSX:ENB) (NYSE:ENB), the ultimate parent of EEP (“Enbridge”), today announced the signing by the Partnership and certain of its affiliates of an agreement in the form of a consent decree (the “Decree”) with the U.S. Department of Justice (USDOJ) and the U.S. Environmental Protection Agency (USEPA) relating to incidents on the Line 6B pipeline in Marshall, Michigan in July 2010, and on the Line 6A pipeline in Romeoville, Illinois in September 2010. The Decree will take effect following a comment period and upon approval by the US District Court for the Western District of Michigan.

Both Line 6B and Line 6A are part of the Lakehead Pipeline system owned by Enbridge Energy, Limited Partnership, a subsidiary of EEP.

“From the beginning, we’ve taken responsibility for the Line 6B release. We accept the civil penalties and enhanced safety measures in the Decree. The enhanced safety measures included in the Decree are consistent with our approach to safety and integrity and our current practices and have largely been implemented over the past six years,” said Mark Maki, President for the Partnership. “In fulfilling the terms of the agreement, we will cooperate with the U.S. Department of Justice and the U.S. Environmental Protection Agency.”

There are three primary components to the terms of the Decree:

1.	Civil penalties: The Decree sets civil penalties under the Clean Water Act of US$61 million relating to the Line 6B release and an additional sum of US$1 million related to the Line 6A release, each payable within 30 days of the effective date of the Decree. The amount of the penalties largely had been accrued by EEP and included in previously reported total estimated costs related to the 6B release. EEP has previously resolved claims for natural resource damages, as detailed in the Decree, and in May 2015, signed an agreement with the State of Michigan with respect to mitigation payments.

2.	Safety measures: The safety measures set out in the Decree codify and build on continuous improvements that have been implemented since 2010 including enhancements to the comprehensive in-line inspection (ILI)-based spill prevention program; enhanced measures to protect the Straits of Mackinac along the Line 5 Straits Crossing; improved leak detection requirements; installation of new valves to control product loss in the event of an incident; continued enhancement of control room operations; and enhanced spill response capabilities. The total cost of these measures is estimated to be approximately US$110 million throughout the four-year term of the Decree and is already largely incorporated in EEP’s operational and capital expense planning.

3.	Pipeline replacement: EEP replaced the entire 285-mile length of Line 6B in 2014.

In 2014, Enbridge and its customers agreed to the full replacement of Line 3 in Canada (owned by Enbridge) and EEP and its customers agreed to the full replacement of Line 3 in the U.S. (owned by EEP) and embarked on engineering, design, environmental and permitting activities which are substantially advanced. Pending regulatory approvals, the new 292-mile US segment between Neche, North Dakota and Superior, Wisconsin, is anticipated to be placed in service in early 2019. The estimated cost of approximately US$2.6 billion is included in EEP’s long-term capital investment plan. The Decree directs EEP to continue with this project.

Lessons learned

Commenting on the Decree, Al Monaco, President and Chief Executive Officer, Enbridge said, “From the beginning, Enbridge and EEP made a commitment to the people of Michigan that we would clean up and restore the Kalamazoo River and surrounding areas, and cover the costs. We’ve done that. We’ve worked extremely hard to fulfil our commitments and make good on our promises. That accountability continues with today’s announcement.

“The learnings from our experience have made us a better company and the way we think about safety has changed. Over the past six years, we’ve intensified our focus on the safety and integrity of our systems enterprise-wide and we’ve invested significantly in our people, processes, equipment and technology. Across Enbridge, our team is galvanized by our number one priority of safety and reliability of our systems and the protection of the public and the environment.”

Following the Marshall spill, between 2010 and 2014, Enbridge and EEP significantly enhanced efforts to better understand the condition of its pipelines and mitigate risks, while increasing staffing dedicated to preventative measures, maintaining system fitness and leak detection and pipeline control. Enterprise-wide, Enbridge executed a comprehensive maintenance and inspection program using the most sophisticated inspection tools available with a total investment of nearly $5 billion.

Enbridge and EEP continue to invest significantly in maintenance and integrity management programs across its enterprise in the U.S. and Canada. In 2015, Enbridge achieved record safety performance across its liquids pipeline systems, safely delivering more than 2.8 billion barrels of crude oil used to create gasoline, jet fuel and a variety of products essential to our daily lives.

“Our substantial investment has increased our confidence that our system is safe and reliable and enables us to provide greater comfort to our stakeholders that we’re doing everything we can to protect them,” said Mr. Monaco, “We’re proud of having achieved industry-leading performance in 2015. But while that’s good, we’re not satisfied. No incident is acceptable to us and our safety culture challenges us to continually strive for our goal of zero incidents.”

The Kalamazoo River today

Enbridge worked closely with the U.S. EPA, Michigan Department of Environmental Quality and several local agencies to conduct a thorough cleanup and restoration of areas impacted by the Line 6B release. Portions of the Kalamazoo River were re-opened for recreational use beginning in April of 2012. All portions of the Kalamazoo River have been open since October of 2014, and state and federal regulators have determined the river and other impacted areas to be completely cleaned. EEP also built new recreational facilities and river access and improved existing facilities, creating an endowment to provide for long-term maintenance of those new facilities.

“Protection of the public and the environment is the key pillar in delivering the energy people depend on. But that’s not the end of our focus; it’s the beginning. We fundamentally believe that to be the leading energy company in North America requires a relentless focus on getting better. And getting better is at the heart and soul of our company,” said Mr. Monaco.

For detailed backgrounders on clean-up and restoration of the environment, safety measures taken since Marshall and more information on what the Decree stipulates and how EEP and its affiliates are complying with these requirements please refer to our website at the following link: www.enbridge.com/marshall

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge, together with its affiliates, including EEP, operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. owns and operates a diversified portfolio of crude oil and, through its interests in Midcoast Energy Partners, L.P. (“Midcoast Partners”), natural gas transportation systems in the United States. Its principal crude oil system is the largest pipeline transporter of growing oil production from western Canada and the North Dakota Bakken formation. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 23 percent of total U.S. oil imports. Midcoast Partners’ natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast areas, deliver approximately 2.0 billion cubic feet of natural gas daily. Enbridge Partners is recognized by Forbes as one of the 100 Most Trustworthy Companies in America.

Enbridge Energy Management L.L.C. (“Enbridge Management”) (NYSE: EEQ) manages the business and affairs of Enbridge Partners, and its sole asset is an approximate 16 percent limited partner interest in Enbridge Partners. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge is the general partner of Enbridge Partners and holds an approximate 42 percent interest in Enbridge Partners together with all of the outstanding preferred units and Class B, D and E units in Enbridge Partners. Enbridge Management is the delegate of the general partner of Enbridge Partners.

Forward Looking Information

This news release includes forward-looking statements and projections, which are statements that do not relate strictly to historical or current facts. These statements frequently use the following words, variations thereon or comparable terminology: “anticipate,” “believe,” “consider,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “forecast,” “intend,” “may,” “opportunity,” “plan,” “position,” “projection,” “should,” “strategy,” “target,” “will” and similar words. Although the Partnership believes that such forward-looking statements are reasonable based on currently available information, such statements involve risks, uncertainties and assumptions and are not guarantees of performance. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond the Partnership’s ability to control or predict. Specific factors that could cause actual results to differ from those in the forward-looking statements include: (1) changes in the demand for or the supply of, forecast data for, and price trends related to crude oil, liquid petroleum, natural gas and NGLs, including the rate of development of the Alberta Oil Sands; (2) the Partnership’s ability to successfully complete and finance expansion projects or drop-down opportunities; (3) the effects of competition, in particular, by other pipeline systems; (4) shut-downs or cutbacks at the Partnership’s facilities or refineries, petrochemical plants, utilities or other businesses for which the Partnership transports products or to whom the Partnership sells products; (5) hazards and operating risks that may not be covered fully by insurance, and any additional costs in connection with complying with the Decree, which is still subject to court confirmation); (6) the failure to receive court approval of, or material modifications to, the Decree; (7) changes in or challenges to the Partnership’s tariff rates; (8) changes in laws or regulations to which the Partnership is subject, including compliance with environmental and operational safety regulations that may increase costs of system integrity testing and maintenance; and (9) permitting at federal, state and local levels in regards to the construction of new assets.

Reference should also be made to the Partnership’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the year ended December 31, 2015 and any subsequently filed Quarterly Report on Form 10-Q or Current Report on Form 8-K for additional factors that may affect results. These filings are available to the public over the Internet at the SEC’s web site (www.sec.gov) and at the Partnership’s web site.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

U.S. Media	Enbridge Energy Partners, L.P.
Michael Barnes	Sanjay Lad, CFA
Toll-free U.S. Media Hotline:	Toll-free: 1-866-337-4636 (EEP Info)
1-877-496-8142	Email: eep@enbridge.com
Email: michael.barnes@enbridge.com